UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
0-32421

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	December 31, 2004

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:	n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which
the notification relates:	n/a

PART I — REGISTRANT INFORMATION

  NII HOLDINGS, INC.

Full Name of Registrant

  n/a

Former Name if Applicable

  10700 Parkridge Boulevard, Suite 600

Address of Principal Executive Office (Street and Number)

  Reston, Virginia 20191

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

On October 28, 2004, we reported in a Current Report on Form 8-K that we planned to restate certain previously issued financial statements contained in our annual report on Form 10-K for the year ended December 31, 2003 (including the comparative 2002 periods) and our quarterly reports on Form 10-Q for the periods ended March 31, 2004 and June 30, 2004 (including the comparative 2003 periods). The restatements were necessary to reflect corrections relating to bookkeeping errors that we identified at our Mexican subsidiary. In addition, on November 4, 2004, we disclosed in a Current Report on Form 8-K that these restatements will include adjustments in the accounting treatment for the reversal of deferred tax asset valuation allowances. We have concluded that these errors, as well as additional errors in the computation of our income tax provision,were caused by material weaknesses in our internal control over financial reporting as defined by the Public Company Accounting Oversight Board as of December 31, 2004. The material weaknesses relate to (a) the lack of detailed adequate policies and procedures with respect to the reconciliation process for certain significant accounts receivable, accounts payable and accrued expense balances in Mexico, the lack of personnel with sufficient skills and experience to properly prepare the reconciliations and the lack of review to ensure that monthly close procedures were performed on a timely basis and (b) the lack of adequate processes, procedures and controls related to the preparation and review of the quarterly and annual tax provisions.

On March 7, 2005, we reported further in a Current Report on Form 8-K that we planned to restate certain previously issued financial statements contained in our quarterly report on Form 10-Q for the period ended September 30, 2004 (including the comparative 2003 period). This restatement is necessary due to income tax computational errors in the Form 10-Q. In addition, other identified and quantified errors related to revenue recognized for suspended customers in Mexico, the timing of insurance claims recorded for damaged equipment in Mexico, an understatement of depreciation expense for handsets under operating leases in Argentina were reported.

Additional details related to all of these errors are included in the Current Report on Form 8-K mentioned above that we filed on March 7, 2005. We expect to file our amended 2003 annual report on Form 10-K/A and our amended quarterly reports on Form 10-Q/A for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 on or before March 31, 2005.

As a result of the time required to complete the amended filings of our 2003 Form 10-K/A and 2004 Form 10-Q/As, along with the change in accounting principle related to the elimination of the one-month lag reporting for the year-ended December 31, 2004, and the completion of our assessment of internal control over financial reporting, additional time is needed to complete the filing of our Form 10-K for the year ended December 31, 2004 by the prescribed due date. It is anticipated that such information will be produced and that the Form 10-K will be filed as soon as possible (and no later than the 15th calendar day following the prescribed due date). We could not eliminate the foregoing difficulty without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Gilker	7033	90-5100

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations for the period ended December 31, 2003 are being restated in the Form 10-K for the year ended December 31, 2003, and will appear as restated in the Form 10-K for the year ended December 31, 2004, for the reasons set forth in Part III. We are still in the process of finalizing the results of operations for the years ended December 31, 2004 and 2003. As we have previously disclosed in an earnings press release in a Current Report on Form 8-K dated March 11, 2005, however, our results of operations will reflect increases in operating revenues and operating expenses, both primarily due to the addition of subscribers to our network. In addition, also as we have previously disclosed, our results of operations will reflect increases in other expenses and decreases in net income and net income per share, all primarily due to the loss of $79.3 million from the early retirement of substantially all of our $180.8 million aggregate principal amount 13.0% senior secured discount notes due 2009 in March 2004.

NII HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005	By:	/s/ Robert J. Gilker

Robert J. Gilker
Vice President and General Counsel

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).